UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Final Amendment)

Under the Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

559222 401

(CUSIP Number)

Frank Stronach, Stronach Trust, 445327 Ontario Limited,

446 Holdings Inc. and 447 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attn.: John Campbell

(416) 595-8695

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2010

(Date of Event Which Requires Filing of This Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559222 401
1.	Names of reporting persons FRANK STRONACH I.R.S. Identification Nos. of above persons (entities only) None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Austria
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,120,548*
	8.	Shared voting power 0
	9.	Sole dispositive power 12,120,548*
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 12,120,548*
12.	☒ Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 4.99%
14.	Type of reporting person (see instructions) IN

* The numbers reported reflect a two-for-one stock split of Common Shares that was effective on November 26, 2010.

CUSIP No. 559222 401
1.	Names of reporting persons STRONACH TRUST I.R.S. Identification Nos. of above persons (entities only) None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,937,216*
	8.	Shared voting power 0
	9.	Sole dispositive power 11,937,216*
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 11,937,216*
12.	☒ Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 4.92%
14.	Type of reporting person (see instructions) OO

* The numbers reported reflect a two-for-one stock split of Common Shares that was effective on November 26, 2010.

CUSIP No. 559222 401
1.	Names of reporting persons 445327 ONTARIO LIMITED I.R.S. Identification Nos. of above persons (entities only) None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,937,216*
	8.	Shared voting power 0
	9.	Sole dispositive power 11,937,216*
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 11,937,216*
12.	☒ Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 4.92%
14.	Type of reporting person (see instructions) CO

* The numbers reported reflect a two-for-one stock split of Common Shares that was effective on November 26, 2010.

CUSIP No. 559222 401
1.	Names of reporting persons 446 HOLDINGS INC. I.R.S. Identification Nos. of above persons (entities only) None
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,937,216*
	8.	Shared voting power 0
	9.	Sole dispositive power 11,937,216*
	10.	Shared dispositive 0
11.	Aggregate amount beneficially owned by each reporting person 11,937,216*
12.	☒ Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 4.92%
14.	Type of reporting person (see instructions) CO

* The numbers reported reflect a two-for-one stock split of Common Shares that was effective on November 26, 2010.

This Final Amendment (this “Amendment”) is being filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445”) and 446 Holdings Inc. (“446”; 446, together with Mr. Stronach, the Stronach Trust and 445, the “Reporting Persons”) and amends the Statement on Schedule 13D filed on October 1, 2007, as previously amended, by the Reporting Persons (the “Statement”). This Amendment is being filed to report various dispositions of Common Shares by the Reporting Persons.

Item 4.	Purpose of the Transactions.

(a) The Reporting Persons completed open market sales of 523,550 Common Shares between December 23 and December 27, 2010 in order to take advantage of market conditions and opportunities for sale at prices which the Reporting Persons considered favorable. The Reporting Persons intend to dispose of an indeterminate number of additional Common Shares when market conditions are deemed favorable. However, the Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider and pursue other future courses of action, including among others, the possibility of continuing to hold a substantial number of Common Shares for investment. The Reporting Persons or their representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.

Other than as described above and elsewhere in this Statement, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of common shares outstanding as of December 8, 2010 was 242,662,912 based upon the information provided by Computershare Trust Company of Canada, the Company’s transfer agent. As of the date hereof, 446 holds 11,937,216 Common Shares of the Company, which shares may also be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust and 445. In addition, Mr. Stronach holds options to purchase 2,700,000 Common Shares, of which 183,332 are vested and exercisable within 60 days from the date hereof.

(b) The information contained in the cover pages is incorporated herein by reference.

(c) 446 sold Common Shares in the open market during the past sixty days as set forth below:

Date of Transaction	Amount of Common Shares	Average Price per Common Share	Price Range
12/23/10	434,722	$52.005	$52.00 –$52.05
12/27/10	88,828	$52.00	$52.00 –$52.00

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the common shares of the Company reflected on the cover pages to this Amendment.

(e) On December 23, 2010 each of the Reporting Persons (other than Mr. Stronach) ceased to beneficially own in excess of 5% of the Company’s Common Shares. On December 27, 2010, Mr. Stronach ceased to beneficially own in excess of 5% of the Company’s Common Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, among the Reporting Persons, dated December 28, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement with respect to such undersigned is true, complete and correct.

Dated: December 28, 2010

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

By
/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

By
/s/ Frank Stronach
Authorized Signing Officer

446 HOLDINGS INC.

By
/s/ Frank Stronach
Authorized Signing Officer

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of Magna International Inc., a corporation existing under laws of the Province of Ontario, Canada, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: December 28, 2010

FRANK STRONACH

/s/ Frank Stronach

THE STRONACH TRUST

By
/s/ Frank Stronach
Authorized Signing Officer

445327 ONTARIO LIMITED

By
/s/ Frank Stronach
Authorized Signing Officer

446 HOLDINGS INC.

By
/s/ Frank Stronach
Authorized Signing Officer